UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

724 Solutions Inc.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

81788Q  10  0

(CUSIP Number)

Kevin Kunz, Chief Financial Officer

Austin Ventures VI, L.P.

300 West Sixth Street, Suite 2300

Austin, Texas 78701

(512) 485-1900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies to:

John J. Gilluly III, PC

DLA Piper Rudnick Gray Cary US LLP

1221 South MoPac Expressway, Suite 400

Austin, TX 78746-6875

(512) 457-7090

March 7, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) relates to the Common Shares, no par value (“Common Shares”), of 724 Solutions Inc., a Canadian corporation with a principal executive office at 1221 State Street, Suite 200, Santa Barbara, CA 93101 (the “Issuer”).  This Amendment No. 3 amends the initial statement on Schedule 13D filed by the Reporting Persons on May 24, 2004, as amended by that Amendment No. 1 to Schedule 13D filed July 12, 2004 and that Amendment No. 2 to Schedule 13D filed February 28, 2006 (as so amended, the “Schedule 13D”).  The Reporting Persons are filing this Amendment No. 3 to report that on March 7, 2006, Austin Ventures, LP, an affiliate of the Reporting Persons, delivered to the board of directors of the Issuer a letter, dated as of such date, extending until 5:00pm CST on March 16, 2006 the termination date set forth in the letter of Austin Ventures, LP to the Issuer’s board of directors, dated February 27, 2006, regarding the proposal of Austin Ventures, LP, through investment funds affiliated therewith, to potentially acquire the entire equity interests of the Issuer not currently held by the Reporting Persons.

Unless otherwise indicated, all capitalized terms used but not defined herein shall have the same meaning ascribed to them in the Schedule 13D. Except as indicated herein, the information set forth in the Schedule 13D remains unchanged.

Item 4.	Purpose of Transaction

Item 4 is hereby amended and supplemented as follows:

On March 7, 2006, Austin Ventures, LP, an affiliate of the Reporting Persons, delivered to the board of directors of the Issuer a letter, dated as of such date, extending until 5:00pm CST on March 16, 2006 the termination date set forth in the letter of Austin Ventures, LP to the Issuer’s board of directors, dated February 27, 2006, regarding the proposal of Austin Ventures, LP, through investment funds affiliated therewith, to potentially acquire the entire equity interests of the Issuer not currently held by the Reporting Persons.  A copy of the letter dated March 7, 2006 is attached hereto as Exhibit 9.3.

Item 7.	Material to Be Filed as Exhibits
Item 7 is hereby amended and supplemented as follows:

Exhibit No	Description

9.3	Letter from Austin Ventures, LP to the Board of Directors of 724 Holdings, Inc. dated March 7, 2006.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 7, 2006

AUSTIN VENTURES VI, L.P.		/s/ KEVIN KUNZ
By AV Partners VI, L.P. Its General Partner	Signature	Kevin Kunz Chief Financial Officer/Attorney-In-Fact

AUSTIN VENTURES VI AFFILIATES FUND, L.P.		/s/ KEVIN KUNZ
By AV Partners VI, L.P. Its General Partner	Signature	Kevin Kunz Chief Financial Officer/Attorney-In-Fact

AUSTIN VENTURES VIII, L.P.		/s/ KEVIN KUNZ
By: AV Partners VIII, L.P. Its General Partner	Signature	Kevin Kunz Chief Financial Officer/Attorney-In-Fact

AV PARTNERS VI, L.P.		/s/ KEVIN KUNZ
	Signature	Kevin Kunz Chief Financial Officer/Attorney-In-Fact

AV PARTNERS VIII, L.P.		/s/ KEVIN KUNZ
	Signature	Kevin Kunz Chief Financial Officer/Attorney-In-Fact

JOSEPH C. ARAGONA		/s/ KEVIN KUNZ
	Signature	Kevin Kunz Chief Financial Officer/Attorney-In-Fact

KENNETH P. DeANGELIS		/s/ KEVIN KUNZ
	Signature	Kevin Kunz Chief Financial Officer/Attorney-In-Fact

JEFFERY C. GARVEY		/s/ KEVIN KUNZ
	Signature	Kevin Kunz Chief Financial Officer/Attorney-In-Fact

EDWARD E. OLKKOLA		/s/ KEVIN KUNZ
	Signature	Kevin Kunz Chief Financial Officer/Attorney-In-Fact

CHRISTOPHER A. PACITTI		/s/ KEVIN KUNZ
	Signature	Kevin Kunz Chief Financial Officer/Attorney-In-Fact

JOHN D. THORNTON		/s/ KEVIN KUNZ
	Signature	Kevin Kunz Chief Financial Officer/Attorney-In-Fact

BLAINE F. WESNER		/s/ KEVIN KUNZ
	Signature	Kevin Kunz Chief Financial Officer/Attorney-In-Fact